ECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)

                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F               Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press release dated November 12, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.


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PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION


     CGI acquires UAB strengthening its BPO and insurance industry expertise

Montreal,  Quebec,  November 12, 2002 - CGI Group Inc. (CGI) (TSX: GIB.A;  NYSE:
GIB) today announced the signing of a binding memorandum of understanding (MOU) for the acquisition of the Underwriters Adjustment Bureau Ltd. (UAB) with an annualized revenue run rate of approximately CDN$100 million. The acquisition is expected to close on January 1, 2003 when the terms and conditions will be finalized. The purchase price is CDN$53 million and the transaction is expected to be accretive to CGI's fiscal 2003 earnings. The acquisition of UAB significantly expands CGI's capabilities of its insurance and business process services units.

Founded in 1951, UAB is Canada's only "One-Stop-Risk-Shop", providing claims management, underwriting and actuarial services for the property and casualty
(P&C) insurance industry. Additionally, through its KeyFacts subsidiary, UAB also offers attending physician statements, investigation and surveillance services, real estate management services and pre-employment services to life and health insurers. With operational headquarters in Toronto, UAB and subsidiaries employ professionals Canada-wide. UAB is collectively owned by a group of shareholders, many of whom are also clients of UAB and CGI. Clients include insurers such as CGU, ING Canada and Royal & SunAlliance. Beyond insurance companies, UAB's clients include the Ontario and British Columbia provincial governments and the Nuclear Insurance Association of Canada.

"In order for UAB to reach its full potential, we needed to align ourselves with a large, established IT and business process outsourcing (BPO) player. With this acquisition, we see a lot of opportunities for strategic growth with a quality-driven, dynamic team committed to BPO expansion," said Byron Messier, chairman of UAB.

Serge LaPalme, president and chief executive officer of UAB added: "With our long insurance history coupled with our firmly established relationship with CGI, the fit was natural. We see how the industry is rapidly evolving and know that keeping our technology leading-edge is what CGI is well-positioned to do."


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Michael  Roach,  president  and chief  operating  officer  for CGI  added:  "The acquisition of UAB is another very important milestone in CGI's growth commitment to the insurance vertical and to expanding our BPO capability. With this acquisition, CGI will be gaining a large base of extremely well known industry experts with deep client relationships. UAB will become an integral part of our new North American vertical focused on bringing world-class BPO-based solutions to the insurance sector. We see many synergies between our two firms that when leveraged will bring increased value to our clients and shareholders. I would also like to warmly welcome Serge LaPalme, his leadership team and all UAB professionals to CGI."

Clients within the financial services sectors account for 40% of CGI's revenue. Some 3,000 CGI professionals are dedicated to insurance clientele, which include Allianz, Sun Life and Premier Insurance. CGI's insurance areas of expertise are located mostly in Richmond Hill, Ontario, Andover, Massachusetts, and London, England. Revenue from business process outsourcing services represents approximately 16% of CGI's total revenue.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI's order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

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                                       3

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

                                      -30-


For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                          (Registrant)


Date:  November 12, 2002              By /s/ Paule Dore
                                        Name:  Paule Dore
                                        Title: Executive Vice-President
                                               and Chief Corporate Officer
                                               and Secretary